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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                       APPOINTMENT OF AGENT FOR SERVICE OF
                             PROCESS AND UNDERTAKING

A.       Name of issuer or person filing ("Filer"): Fairmont Hotels & Resorts
         Inc.

B.       This is: [check one]

         [X]      an original filing for the Filer

         [ ]      an amended filing for the Filer

C.       Identify the filing in conjunction with which this Form is being filed:

         Name of registrant: Fairmont Hotels & Resorts Inc.

         Form type: F-10

         File Number (if known): Not Assigned Yet

         Filed by: Fairmont Hotels & Resorts Inc.

         Date Filed (if filed concurrently, so indicate): Filed concurrently with Form F-10

D. The Filer is incorporated under the laws of Canada, and has its principal place of business at 100 Wellington St. W., Suite 1600, TD Center, Toronto, Canada M5K 1B7. Its telephone number at this location is (416) 874-2600.

E. The Filer designates and appoints CT Corporation System ("Agent") located at 1015 15th Street N.W., Suite 1000, Washington D.C. 20005, (telephone number: (202) 393-1747) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

         (a) any investigation or administrative proceeding conducted by the Commission; and

         (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on April 5, 2004 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect

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                  to which filings are made by the Filer with the Commission on
                  Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates, and the transactions in such securities.

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         The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada this 5th day of April 2004.

FILER:

FAIRMONT HOTELS & RESORTS INC.

By:    /s/ Sari Diamond
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    Name:  Sari Diamond
    Title: Assistant Corporate Secretary
           and Compliance Officer

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         This statement has been signed by the following persons in the capacity indicated on this 5th day of April 2004.

CT CORPORATION SYSTEM

By:    /s/ Michael J. Smith
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    Name:  Michael J. Smith
    Title: Assistant Secretary